Filed pursuant to Rule 424(b)(3)
File Nos.	333-123815
333-130808

Prospectus Supplement No. 15
(To Prospectus dated April 14, 2006)

VISTULA COMMUNICATIONS SERVICES, INC.

37,547,511 shares of common stock

This prospectus supplement supplements the Prospectus dated April 14, 2006 relating to the resale of 37,547,511 shares of our common stock.  This prospectus supplement should be read in conjunction with the Prospectus.

Supplemental Agreement with Scott Lee Goodwin

On February 12, 2007, we entered into a Supplemental Agreement (the “Amendment”) with Scott Lee Goodwin (“Goodwin”), amending section 4 of the share purchase agreement dated as of October 12, 2006 (the “Purchase Agreement”), by and between us and Goodwin, under which Goodwin could require us to repurchase 2,500,000 shares of our common stock, $.001 par value per share (the “Consideration Shares”) for an aggregate purchase price of $2,500,000.

The Purchase Agreement as amended provides that: (i) Goodwin shall have the option to require us to purchase 1,400,000 of the Consideration Shares for a total aggregate cash consideration of $1,400,000 (the “First Put Option”); and (ii) Goodwin shall have the option to require us to purchase 1,100,000 of the Consideration Shares for a total aggregate cash consideration of $1,100,000 (the “Second Put Option”).  The First Put Option may only be exercised in the period commencing on February 1, 2007 and ending on March 21, 2007. The Second Put Option may only be exercised in the period commencing on August 1, 2007 and ending on August 31, 2007.

Investing in our common stock involves a high degree of risk.
See Risk Factors beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 16, 2007